GrowGeneration Corp.

503 North Main Street, Suite 740

Pueblo, CO 81003

May 11, 2016

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	GrowGeneration Corp.
Registration Statement on Form S-1
Filed November 9, 2015
File No. 333-207889

Dear Ms. Long,

This letter is provided in response to your letter dated December 3, 2015 (the “Comment Letter”) regarding the above-referenced submission of GrowGeneration Corp. (the “Company”). The Company’s responses are set forth below to the items noted by the staff in the Comment Letter. Please note that for the convenience of the reader, the words “we,” “us,” “our,” and similar terms used in the responses below refer to the Company.

As of the same date of this letter, the Company is also submitting Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement on Form S-1 in order to make changes and revisions pursuant to the Comment Letter.

General

1. Please revise your financial statements for all periods presented to remove the effect of amortizing goodwill. Refer to ASC 350-20-35-1. Please also revise your accounting policy as appropriate.

Response:

Pursuant to your comment, we revised the financial statements in the Amendment to remove the effect of amortizing goodwill. We have also revised our accounting policy accordingly.

2. Regarding your completed acquisition of Southern Colorado Garden Supply Corporation during 2014, please demonstrate for us how you determined that additional financial statements are not required by Rule 8-04 of Regulation S-X.

Response:

The Company is re filing its audited financial statements for fiscal years ended December 31, 2014 and 2015 with the Amendment, along with its financial statements for the first quarter of 2016. The acquisition of Southern Colorado Supply Corporation was treated as an asset purchase in our financial statements.

Risk Factors, page 5

3. We note the statements “The risks set forth below are not the only ones facing us,” and “Additional risks and uncertainties may exist that could also adversely affect our business, operations and prospects.” Since you are required to disclose all risk factors that you believe are material at this time, please delete these statements.

Response:

Pursuant to your comment, we deleted these statements in the Amendment.

There are a significant number of shares of common stock eligible for sale…, page 9

4. Specify the number of shares of common stock that will be available for sale in the public market as of the date of this prospectus.

Response:

Pursuant to your comment, we revised the relevant disclosure in the Amendment to be:

“Effective on the date of this Prospectus, there are 8,011,430 shares of our common stock, which includes 4,655,715 shares of common stock being sold by Investors and 3,355,715 shares of common stock underlying the Investor Warrants with an exercise price of $0.70 per share, available for sale in the public market. The availability of such a large number of shares of common stock for sale in the public market could harm the market price of the stock. Further, shares may be offered from time to time in the open market pursuant to Rule 144, and these sales may have a depressive effect as well.”

Period from Inception March 6, 2014 through December 31, 2014 Compared to the Nine Months Ended September 30, 2015, page 17

5. It appears to us that the periods referenced in your discussion are not comparable periods. Please revise your narrative to discuss the period from inception through December 31, 2014 separately from the nine month period ended September 30, 2015. Refer to Item 303 of Regulation S-K. Please note that the results of the nine months ended September 30, 2015 should be compared to the results from inception through the nine month period ended September 30, 2014.

Response:

Pursuant to your comment and our auditors’ phone conversation with your staff, we have revised our discussions in the Amendment to compare from Inception March 6, 2014 through December 31, 2014 to the fiscal year ended December 31, 2015.

We have also added the comparison of the period ended March 31, 2015 to the same period in 2016.

Liquidity and Capital Resources, page 18

6. Your narrative suggests that there were at least two private placements during 2014. Please revise your registration statement to clarify how many private placements took place during 2014 and the number of shares sold during each sale. Please also tell us how the proceeds received from each private placement reconcile to your statements of cash flows.

Response:

There was only one private placement in 2014, closed in March 2014, in which we sold 1,000,000 shares of our common stock to 17 accredited investors, at a price of $.60 per share. There were two private placements in 2015, closed in April 2015 and October 2015, in which we sold 300,000 shares of our common stock to four (4) accredited investors, at a price of $.60 per share, and 2,465,001 units (comprising of one share of common stock and one 5-year warrant) to 21 accredited investors at a price of $.70 per unit, respectively. We have revised the relevant disclosures throughout the Amendment to clarify such.

Pursuant to your comment, we have made the adjustments regarding the proceeds received from each private placement in our statement of cash flows in the Amendment.

7. Please tell us how you accounted for the 2015 private placement and how the proceeds reconcile to your statement of cash flows for the nine months ended September 30, 2015.

Response:

The 2015 Private Placement proceeds are accounted for in the statement of cash flow, under financing activities and ties into the change in stockholder equity.

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Business, page 21

8. Disclose the amount spent during each of the last two fiscal years on research and development activities, and, if applicable, the extent to which the cost of those activities is borne directly by customers. We note the disclosure that some of your intellectual property consists of “product know-how and technology.” Please clarify whether your sales are simply of products produced by others or whether you participate in product development. See Item 101(h)(4)(x) of Regulation S-K.

Response:

In the last two fiscal years, we did not spend any funds on research and development activities.

Pursuant to your comment, under the subsection of “Intellectual Property and Proprietary Rights,” we removed the first sentence of “Our intellectual property consists of brands and their related trademarks and websites, customer lists and affiliations, product know-how and technology, and marketing intangibles.” and revised the relevant disclosures to be: “Our o intellectual property is primarily in the form of trademarks and domain names. We also hold rights to website addresses related to our business including websites that are actively used in our day-to-day business such as www.GrowGeneration.com. We own the federally registered service mark for “GrowGeneration”. We also owned the federally registered trademark “Where the Pros Go to Grow”.”

Our sales are simply of products produced by others and we do not participate in product development.

Key Partners, page 22

9. Disclose any dependence on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K.

Response:

Please note that we revised the subtitle of “Key Partners” to “Customers and Suppliers”. We have also included in such section that “Currently, none of our customers made up more than 5% of our sales.”

Competition, page 22

10. Clarify in what industry or industries you compete. We note the references to the hydroponics industry, the cannabis industry, and the medical cannabis industry in the risk factors section.

Response:

Pursuant to your comment, we included the relevant disclosure regarding competition in the Amendment to clarify the industries in which we compete:

“Our industry, generally referred to “Hydroponic Gardening Stores” is a highly fragmented industry with over 1,000 retail outlets throughout the U.S. Our competitive advantages, against these stores, are primarily based upon pricing, inventory and product availability and overall customer service. As we increase our number of stores and inventory per store, we are able to purchase a large amount of inventory at a lower volume sale price, and accordingly, we are able to price competitively and deliver the products that our customers are seeking. We also believe, that the consistency of a national brand and operating in multiple states, will give our customers confidence to shop with us. Based on our knowledge and communication, with our suppliers, we do not believe our suppliers sell directly to the retail market or direct to our customers.”

11. Disclose competitive business conditions in the industry or industries in which you operate, your competitive position in that industry or industries, and methods of competition in that industry or industries. Please also address any competitive issues related to suppliers who are also distributors. See Item 101(h)(4)(iv) of Regulation S-K.

Response:

Please refer to our response to comment #10 above.

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Management, page 24

12. Describe briefly the business experience of Messrs. Darren Lampert and Steven Aiello during the past five years. See Item 401(e)(1) of Regulation S-K.

Response:

Pursuant to your comment, we revised the bibliographies of Messrs. Darren Lampert and Steven Aiello to include their business experience during the past five years.

Certain Relationships and Related Party Transactions, page 31

13. Please reconcile the eighth paragraph in this section in which you state there is a lease rate of $3780 for your Colorado store and the chart on page 23 which states it is $2,800.

Response:

The correct lease rate is $3,780 per month. We revised the relevant disclosures in the Amendment accordingly.

14. In the ninth paragraph, disclose the compensation of one of the principals as a sale consultant. Additionally, advise what consideration you have given to filing the lease agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response:

Pursuant to your comment, we revised the relevant disclosure in the Amendment as follows:

“On October 8, 2015, we completed an inventory purchase of approximately $169,000 of inventory at cost and $25,000 of fixed assets from Sweet Leaf Hydroponics Inc., a retail store located in Santa Rosa, Ca. In connection therewith, we are engaging one of the principals, as a sales consultant for a period of one year. The agreement with the sales consultant requires a payment of $1,000 per month for one year, together with incentive compensation for any new business generated in the amount equal to 25% of the gross profit on such business. The store is approximately 3,300 square feet.”

In the Registration Statement filed in November 2015, we filed the month-to-month lease agreement for our store in Santa Rosa, California as an exhibit, because we filed the leases for all our other stores. In February 2016, we entered into an amended lease agreement for the same store with a term expiring on December 31, 2017. We are filing a copy of the amended lease as an exhibit to the Amendment.

Selling Stockholders, page 35

15. Disclose the nature of any position, office, or other material relationship which each selling stockholder has had within the past three years with GrowGeneration Corp. or any of its redecessors or affiliates. For example, disclosure on page 24 indicates that Mr. Jody Kane is one of your directors. See Item 507 of Regulation S-K.

Response:

Pursuant to your comment, we have revised the relevant disclosures in the Amendment accordingly.

16. For any selling stockholder that is a legal entity, identify by footnote or otherwise to the tabular presentation the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. For example, refer to Aiello Family Trust, John Nickoll Martial Trust, and JJS Associates, LP. For guidance you may wish to refer to Question 140.02 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission’s website.

Response:

Pursuant to your comment, we have revised the relevant disclosures in the Amendment accordingly.

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17. Identify by footnote or otherwise to the tabular presentation any selling stockholder that is a broker-dealer or a broker-dealer’s affiliate.

Response:

None of the selling stockholders is a broker-dealer or a broker-dealer’s affiliate.

Legal Matters, page 39

18. Include counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

Response:

Pursuant to your comment, we included our counsel’s address in the Amendment. We have also revised the relevant disclosure under Legal Matters in the Amendment to clarify that Robinson & Cole, LLP has acted as our counsel in connection with the preparation of this prospectus, and the  law firm of Andrew I. Telsey, P.C. has acted as our special counsel in connection with the issuance of an opinion relating to the validity of the securities offered under the Registration Statement.

Consolidated Statement of Operations, page F-5

19. Please revise your consolidated statement of operations to include the comparable period from inception through September 30, 2014.

Response:

Pursuant to our auditors’ phone conversation with your staff, we have revised our discussions in the Amendment to compare from Inception March 6, 2014 through December 31, 2014 to the fiscal year ended December 31, 2015.

We have also added the comparison of the period ended March 31, 2015 to the same period in 2016.

Consolidated Statement of Cash Flows, page F-6

20. Please revise your consolidated statement of cash flows to include the comparable period from inception to September 30, 2014.

Response:

Please refer to our response to comment #19 above.

Report of Independent Registered Public Accounting Firm, page F-17

21. Please revise your registration statement to include the signature of your auditor. Refer to Rule 2-02(a) of Regulation S-X.

Response:

Pursuant to your comment, we have included the signature of our auditor in the Amendment.

Consolidated Statements of Cash Flows, page F-20

22. We refer to your acquisition of Southern Colorado Garden Supply Corporation. It appears to us that since the purchase price of the acquisition was paid in cash, the entire amount of cash paid should be classified as an investing activity. Please advise or revise your financial statements as appropriate. Refer to ASC 230-10-45-13.

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Response:

Pursuant to your comment, we have revised our financial statements and classified the amount of cash paid for acquisition of Southern Colorado Garden Supply Corporation as an investing activity.

Note 1. Nature of Operations, page F-22, Subsequent Events, page F-22

23. Please expand your disclosure to indicate the date through which subsequent events were evaluated as required by ASC 855-10-50-1a. This comment also applies to your disclosure for the interim period ended September 30, 2015 on page F-8.

Response:

Pursuant to your comment, we have revised the relevant disclosures accordingly.

Note 2. Summary of Significant Accounting Policies, page F-22

24. Please expand your disclosures to provide a policy on the accounting for share based awards, including your valuation methodology and related assumptions.

Response:

Pursuant to your comment, we have expanded the relevant disclosures accordingly.

Note 6. Income Taxes, page F-25

25. We note your disclosure regarding the deferred tax asset related to tax loss carryforwards. Please tell us and revise your registration statement to discuss how you determined that realization of this deferred tax asset is more likely than not. Refer to ASC 740-10-30-21 through 30-23.

Response:

Pursuant to your comment, we have included the following in Note 6 to our financial statements for the year ended December 31, 2015 filed with the Amendment:

“The Company has considered future market growth, forecasted earnings, future taxable income, and prudent, feasible and permissible tax planning strategies in determining the realizability of deferred tax assets. If the Company were to determine that it would not be able to realize a portion of its net deferred tax assets in the future, an adjustment to the net deferred tax assets would be charged to earnings in the period such determination was made.”

Please also refer to the above-mentioned financial statements for more information.

Note 10. Acquisition of Subsidiary, page F-28

26. Please revise your registration statement to disclose:

●	The primary reasons for the business combination as provided by ASC 805-10-50-2d;

●	The amount of acquisition-related costs and where such expenses were recognized in your statement of operations as provided by ASC 805-10-50-2f; and

●	A description of the factors that comprise goodwill as provided by ASC 805-30-50-1a.

Response:

Pursuant to your comment, we have revised the relevant disclosures accordingly.

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Exhibit 23.1

27. Please revise your consent to:

●	remove the reference to Form AC in the second sentence, or tell us what this refers to; and

●	include the date of your consent as provided in Item 601(B)(23) of Regulation S-K.

Response:

Pursuant to your comment, we have revised the relevant disclosures accordingly.

Undertakings, page II-5

28. Since this is a secondary offering, the undertaking under (5) is inapplicable to the offering. Please revise.

Response:

Pursuant to your comment, we removed the undertaking under (5) in the Amendment.

Exhibits 5.1 and 23.2

29. We note that you intend to file by amendment your legal counsel’s opinion and consent. Allow us sufficient time to review your legal counsel’s opinion and consent before requesting acceleration of the registration statement’s effectiveness.

Response:

We are filing our legal counsel’s opinion and consent as exhibits in this Amendment.

Exhibits 10.11, 10.12, 10.13, and 10.14

30. We note that you did not file all attachments to the exhibits. Unlike Item 601(b)(2) of Regulation S-K, Item 601(b)(10) of Regulation S-K has no provision for excluding attachments to an exhibit. Please refile the exhibits with all attachments.

Response:

Pursuant to your comment, we are filing these exhibits to this Amendment.

Thank you for your attention to this matter.

Sincerely,

GrowGeneration Corp.

/s/ Darren Lampert
Darren Lampert
Chief Executive Officer

cc:	Mitchell Lampert, Esq.
Robinson + Cole LLP
1055 Washington Boulevard
Stamford, CT 06901

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